UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Karla M. Violetto
        1 S. - 484 Leahy Road
        Oakbrook Terrace, Illinois 60181

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        April 2000

   5.   If Amendment, Date of Original (Month/Year):

         April 2000

   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner (x) Officer (give title below)
        ( ) Other (specify below):
             Vice President and Chief Financial Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person







                                          Table I -- Non-Derivative Securities Acquired,
                                                Disposed of, or Beneficially Owned




                                                                              5. Amount of
                                                                               Securities    6. Ownership
                   2. Trans-                                                    Benefici-       Form:      7. Nature of
                     action                           4. Securities            ally Owned       Direct       Indirect
      1. Title of     Date       3. Trans-           Acquired (A) or            at End of     (D) or In-    Beneficial
        Security    (Month/     action Code          Disposed of (D)          Month (Instr.   direct (I)     Ownership
       (Instr. 3)  Day/Year)    (Instr. 8)         (Instr. 3, 4 and 5)           3 and 4)     (Instr. 4)    (Instr. 4)
      -----------  ---------    -----------     --------------------------    -------------   -----------  ------------
                               Code     V       Amount   (A) or (D)  Price
                               ----     -       ------   ----------  -----






                                           Table II -- Derivative Securities Acquired,
                                                Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)




                                                                                                     9.      10.
                                                                                                   Number  Owner-
                                                                                                     of     ship
                2.                            5.                                                   Deriva- Form of
              Conver-                       Number                                                  ative  Deriva-   11.
              sion or                      of Deri-                                                Securi-  tive    Nature
               Exer-                        vative                                                  ties   Secur-  of Indi-
        1.     cise     3.                Securities         6.                             8.     Benefi-  ity:     rect
     Title of  Price  Trans-               Acquired      Date Exer-                      Price of  cially  Direct  Benefi-
      Deriva-   of    action      4.        (A) or       cisable and           7.         Deriva- Owned at (D) or    cial
       tive   Deriva-  Date     Trans-     Disposed      Expiration     Title and Amount   tive    End of   Indi-   Owner-
     Security  tive   (Month/   action      of (D)          Date         of Underlying   Security   Month rect (I)   ship
      (Instr. Secur-   Day/      Code     (Instr. 3,     (Month/Day/       Securities     (Instr.  (Instr. (Instr. (Instr.
        3)      ity    Year)  (Instr. 8)   4 and 5)         Year)       (Instr. 3 and 4)    5)       4)      4)       4)
     -------- ------  ------  ----------  ----------  ----------------  ---------------- -------- -------- ------- -------
                                                      Date      Expir-         Amount or
                                                      Exer-     ation          Number of
                               Code   V   (A)   (D)   cisable   Date    Title  Shares
                               ----   -   ---   ---   -------   ------  -----  ---------
     Option    .9668  4/13/00   A          A   5,000  4/13/03* 4/13/07  Common   5,000              5,000     D
                                                                        Stock





     Explanation of Responses:

    * The options vest at 33-1/3% per year and become fully exercisable three years after the date of grant.


   SIGNATURE OF REPORTING PERSON:



   /s/ Karla M. Violetto
   ==============================

   Dated:  May 1, 2000